

07004941

SECU. MISSION

Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 44162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Faith Lee (310) 393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)



RECEIVED
MAR 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed)to before me this 20th day of Feb, 2007

[signature]
Notary Public

[signature]
Signature

President
Title


ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.:

We have audited the accompanying statement of financial condition of Syndicated Capital, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 1,324,029
Deposits with clearing organizations	499,754
Receivable from clearing firms	88,008
Commissions receivable	92,070
Receivable from non-customers, net	48,816
Marketable securities, at market value	247,182
Securities, not readily marketable	19,421
Equipment, net	2,482
Prepaid expenses	32,754
Total assets	$ 2,354,516

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 10,406
Payable to clearing organization	40,161
Commissions payable	146,903
Related party payable	25,000
Income tax payable	2,384
Securities sold, not yet purchased	3
Subordinated note payable, including interest payable	404,250
Total liabilities	629,107

Stockholder's equity

Common stock, $1 par value, 200,000 shares authorized, 112,000 shares issued, and outstanding	112,000
Additional paid-in capital	450,000
Retained earnings	1,163,409
Total stockholder's equity	1,725,409
Total liabilities and stockholder's equity	$ 2,354,516

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 2,455,896
Interest and dividend income	180,056
Net dealer inventory and investment gains (losses)	(76,565)
Other income	130,623
Total revenue	2,690,010
Expenses	
Employee compensation and benefits	286,351
Commissions and floor brokerage	1,673,883
Communications	3,912
Occupancy and equipment rental	74,376
Interest	118,297
Taxes, other than income taxes	17,709
Other operating expenses	294,521
Total expenses	2,469,049
Net income (loss) before income tax provision	220,961
Income tax provision	4,109
Net income (loss)	$ 216,852

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 112,000	$ 450,000	$ 946,557	$1,508,557
Net income (loss)	–	–	216,852	216,852
Balance at December 31, 2006	$ 112,000	$ 450,000	$1,163,409	$1,725,409

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2006

	Subordinated Loan Payable	Subordinated Interest Payable	Total Subordinated debt
Balance at December 31, 2005	$ 330,000	$ 44,550	$ 374,550
Additions (Reductions)	–	29,700	29,700
Balance at December 31, 2006	$ 330,000	$ 74,250	$ 404,250

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 216,852
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 2,862	
(Increase) decrease in:		
Receivable from clearing firm	165,533	
Deposits with clearing organizations	487,349	
Commissions receivable	(1,978)	
Marketable securities, at market value	(18,900)	
Prepaid expenses	4,608	
Receivable from non-customers	(34,715)	
Prepaid taxes	11,300	
(Decrease) increase in:		
Accounts payable	2,053	
Securities sold, not yet purchased	1	
Commissions payable	40,161	
Payable to brokers and dealers	(22,078)	
Income taxes payable	2,384	
Subordinated interest payable	29,700	
Total adjustments		668,280
Net cash and cash equivalents provided by (used in) operating activities		885,132
Cash flows from investing activities:		–
Cash flows from financing activities:		
Repayment of loan to related party	(75,000)	
Net cash and cash equivalents provided by (used in) financing activities		(75,000)
Net increase (decrease) in cash and cash and cash equivalents		810,132
Cash and cash equivalents at beginning of year		513,897
Cash and cash equivalents at end of year		$ 1,324,029

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ 88,597
Income taxes	$ 425

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc. (the "Company") is registered as an introducing broker-dealer of securities under the Securities and Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by clearing firms. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 2,200 clients located through out the United States. No one client comprises a significant revenue source.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with the related commission revenues and expenses also recorded on a settlement date basis, except for propriety investment transactions, which are recorded on a trade date basis.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over their estimated useful lives over five (5) years by the straight line method.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with Pershing, having a market value of at least $100,000. The Company has deposited $100,796 as security for its transactions with them for the year ended December 31, 2006. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $398,958 as security for its transactions with them for the year ended December 31, 2006. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: RECEIVABLE FROM NON-CUSTOMERS

Amounts consist of various receivables from current and former brokers and a related party, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $146,845, due to the default on a note receivable from a former broker.

The net balance of $48,816 at December 31, 2006, is a non-allowable asset for net capital purposes.

Syndicated Capital, Inc.
Notes to Financial Statements
December 31, 2006

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Securities, at market value consisted of the following at quoted market values:

NASD stock	$ 123,160
Mutual funds	122,928
Asset backed securities	1,094
Total	$ 247,182

The accounting for the mark-to-market on the proprietary trading is included in income as unrealized loss of $ $16,928, and realized losses of $59,637.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consists of an investment in fractional shares of Depository Trust & Clearing Corporation ("DTCC") common stock and a voting trust certificate for shares of NASDAQ Stock Market, Inc. The Company is carrying the DTCC stocks at their cost of $221 and the voting trust certificate at its cost of $19,200. The Company considers these securities as non-allowable assets for net capital purposes.

Note 6: EQUIPMENT, NET

Equipment as of December 31, 2006 consisted of the following:

		Life in years
Equipment	$ 17,131	5
Less accumulated depreciation	(14,649)	
	$ 2,482	

Depreciation expense for the year ended December 31, 2006 is $2,862.

Note 7: SUBORDINATED NOTE PAYABLE

The borrowings under subordination loan agreements at December 31, 2006 are listed as follows:

Liabilities subordinated to the claims of general creditors:	
Interest at 9% due June 30, 2007	$ 330,000
Accumulated subordinated interest payable	74,250
Total subordinated debt	$ 404,250

Note 7: SUBORDINATED NOTE PAYABLE
(Continued)

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision at December 31, 2006, consisted of the following:

California	$ 2,802
Other states	1,307
Total income tax provision	$ 4,109

Note 9: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman is the Company's president and sole stockholder. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm.

For the year ended December 31, 2006, the Company paid the investment advisory firm the following:

Occupancy and equipment rental	$ 48,838
Other operating expenses	36,079
Total	$ 84,917

On December 31, 2006, the Company had a payable to one of its former brokers. The broker had deposited $100,000 with the Company's clearing firm. The proceeds associated with the payable are included in cash and cash equivalents. At December 31, 2006, that former broker is owed $25,000.

Note 10: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the receivable from non-customers, the Company has established an allowance for bad debt for a promissory note of $100,435 and an advance of $46,410, that the Company may not be able to receive. The Company is involved in a NASD arbitration regarding this receivable. The outcome of this arbitration is uncertain at this time. Accordingly, no adjustments have been made to these financials for this arbitration.

Note 11: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 13: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $1,945,423, which was $1,845,423 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($224,854) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Syndicated Capital, Inc.
Notes to Financial Statements
December 31, 2006

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $98,932 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 1,846,491
Adjustments:		
Retained earnings	$ (20,003)	
Non-allowable assets	137,406	
Haircuts	(18,471)	
Total adjustments		98,932
Net capital per audited statements		$ 1,945,423

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 112,000	
Additional paid-in capital	450,000	
Retained earnings	1,163,409	
Total stockholder's equity		$ 1,725,409
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan	330,000	
Subordinated interest payable	74,550	
Total allowable subordinated liabilities		404,250
Total stockholder's equity and allowable subordinated liabilities		2,129,659
Less: Non-allowable assets		
Commissions receivable, greater than 30 days	(46,070)	
Receivable from non-customers, net	(48,816)	
Equipment, net	(2,482)	
Securities, not readily marketable	(19,421)	
Prepaid expenses	(32,754)	
Total non-allowable assets		(149,543)
Net capital before haircuts		1,980,116
Less: Haircuts		
Haircuts on marketable securities	(21,167)	
Haircuts on mutual funds	(9,241)	
Haircuts on money markets	(4,285)	
Total haircuts		(34,693)
Net capital		1,945,423
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 14,990	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,845,423
Ratio of aggregate indebtedness to net capital	0.12:1	

There was a $98,932 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 14.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Syndicated Capital, Inc.:

In planning and performing our audit of the financial statements of Syndicated Capital, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2007

END